SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 13)

AMPAL-AMERICAN ISRAEL CORPORATION
____________________________
(Name of Issuer)

Class A Stock, par value $1.00 per share
____________________________
(Title of Class of Securities)

032015-10-9
____________________________
(CUSIP Number of Class of Securities)

Kenneth L. Henderson, Esq.
Robinson Silverman Pearce Aronsohn ;amp Berman LLP
1290 Avenue of the Americas
New York, New York, 10104
Tel. No.: (212) 541-2000
____________________________
(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

December 18, 2001
____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( ).

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 032015-10-9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Rebar Financial Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*
     AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,115,112
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,115,112
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,115,112
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

     This statement constitutes Amendment No. 13 to the Statement on Schedule
13D (the "Schedule 13D") filed with the Securities and Exchange Commission by
Rebar Financial Corp., a British Virgin Islands corporation with a principal place of business and principal office located at Wickhams Cay, Road Town,
Tortola, British Virgin Islands ("Rebar"), in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel
Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the
Schedule 13D.

Item 4.  Purpose of the Transaction.

     On December 18, 2001, Rebar entered into an agreement in principle (the
"Agreement in Principle") with Yosef A. Maiman to sell Rebar's ownership interest in the Issuer to Mr. Maiman for a purchase price of approximately
$90,000,000.00. The Agreement in Principle is incorporated herein by reference to Exhibit A to the Schedule 13D filed by Mr. Maiman on December 28, 2001.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Based on 19,220,907 shares of Class A Stock of the Issuer outstanding as of
October 31, 2001 as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, Rebar holds approximately 58% of the issued and outstanding Class A Stock of the Issuer.

Item 7.     Materials to be filed as Exhibits.

     Agreement in Principle, dated as of December 18, 2001, between Rebar and
Yosef A. Maiman. (Incorporated by reference to Exhibit A to the Schedule 13D filed by Yosef A. Maiman on December 28, 2001.)

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               REBAR FINANCIAL CORP.

                                               By:/s/ Raz Steinmetz
                                               --------------------------------
                                               Name:  Raz Steinmetz
                                               Title: President

Dated: December 28, 2001